CORPORATE & SHAREHOLDER SERVICES

March 24, 2005

Filed Via SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches Financiers

Nova Scotia Securities Commission

Toronto Stock Exchange

Dear Sirs:

Subject:

Enterra Energy Trust (the “Trust”)

Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Trust’s upcoming Annual General & Special meeting of shareholders:

Meeting Date:	May 19, 2005
Record Date for Notice:	April 18, 2005
Record Date for Voting:	April 18, 2005
Beneficial Ownership Determination Date:	April 18, 2005
Class of Securities Entitled to Receive Notice:	Units
Class of Securities Entitled to Vote:	Units
CUSIP Number:	CA 29381P1027
Meeting Location:	Calgary, Alberta

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed “Carrie Regan”

Carrie Regan

Corporate Administrator

Corporate & Shareholder Services

Direct Line (403) 261-6105

cc:  CDS & Co.

2300, 125 - 9th Avenue SE,  Calgary, AB  T2G 0P6  Tel.  (403) 261-0900 Fax (403) 265-1455

460 Sun Life Place, 10123 – 99th Street,  Edmonton, AB  T5J 3H1  Tel. (780) 702-1270 Fax (780) 408-3382